UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For July 30, 2019

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

F/K/A China Biotech Holdings Limited

(Translation of registrant’s name into English)

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

(Address of Principal Executive Office)

CHANG Ting Ting

Telephone:  + 852 2919-8916

Email: tina19900208@163.com

Suite 2431, Sun Hung Kai Centre

30 Harbour Road, Wanchai, Hong Kong

 (Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and other reports filed by the Company from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by the Company’s management. When used in the filings the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On July 30, 2019, ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED (the “Company”) entered into a definitive Share Exchange Agreement (the “Share Exchange Agreement”) with CHINA BIO-TECHNOLOGY HOLDINGS LIMITED, a Seychelles company limited by shares (“CBTH”), and ZHONG YUAN INVESTMENT LIMITED, a Seychelles company limited by shares (“ZYIL”), as the sole shareholder of CBTH (the “Shareholder”). Pursuant to the Share Exchange Agreement, the Shareholder has agreed to transfer all of the ordinary shares of CBTH held by it, constituting all of the issued and outstanding capital stock of CBTH, to the Company in exchange for 161,500,000 newly issued shares of the Company’s common stock (the “Shares”) that will, in the aggregate, constitute approximately 95% of the issued and outstanding capital stock of the Company on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Closing”).

The Closing is subject to several conditions, including the following:

●	The representations and warranties of each party to the Share Exchange Agreement are true in all material respects on the date of execution of the Share Exchange Agreement and as of the date of Closing with the same force and effect as though made on and as of the date of the Closing Date;

●	Each of the parties shall have performed and complied in all material respects to all agreements and covenants required by the Share Exchange Agreement to be performed or complied with by them on or prior to the Closing Date.

●	Each of the parties shall have obtained all consents, waivers, authorizations and approvals of any governmental or regulatory authority, domestic or foreign, and of any other person, firm or corporation, including but not limited to the shareholders of ZYIL as required by the law of the Seychelles, required in connection with the execution, delivery and performance of the Share Exchange Agreement and all such consents, waivers, authorizations and approvals shall be in full force and effect on the Closing Date.

●	No preliminary or permanent injunction or other order issued by any court or governmental or regulatory authority, domestic or foreign, nor any statute, rule, regulation, decree or executive order promulgated or enacted by any government or governmental or regulatory authority, which declares the Share Exchange Agreement invalid in any respect or prevents the consummation of the transactions contemplated in the Share Exchange Agreement, or which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of either party shall be in effect; and no action or proceeding before any court or governmental or regulatory authority, domestic or foreign, shall have been instituted or threatened by any government or governmental or regulatory authority, domestic or foreign, or by any other person or entity which seeks to prevent or delay the consummation of the transactions contemplated by the Share Exchange Agreement or which challenges the validity or enforceability of the Share Exchange Agreement.

At any time prior to the Closing, the parties may terminate the Share Exchange Agreement by mutual written consent. In addition, the Company or CBTH may terminate the Share Exchange Agreement by giving written notice to the other parties at any time prior to the Closing in the event the other parties have breached any material representation, warranty or covenant contained in the Share Exchange Agreement in any material respect, or if the Closing shall not have been consummated within 60 days of the date of the Share Exchange Agreement.

The foregoing description of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, which is filed as Exhibit 2.1 to this Report on Form 6-K and is incorporated herein by reference.

The issuance of the Shares to the Shareholder will be made in reliance on the exemption provided by Regulation S promulgated under the Securities Act of 1933, as amended (“Act”). None of the Shares have been registered under the Act and none may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

UNREGISTERED SALES OF EQUITY SECURITIES.

The information set forth above under “Entry Into A Material Definitive Agreement” is incorporated by reference herein.

EXHIBITS.

Exhibit    Description

2.1	Share Exchange Agreement, dated July 30, 2019, by and among the Company, CHINA BIO-TECHNOLOGY HOLDINGS LIMITED, and ZHONG YUAN INVESTMENT LIMITED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 1, 2019	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG Ting Ting Tina
CHANG Ting Ting Tina Chief Executive Officer and Chief Financial Officer